MIRANDA GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Miranda Gold Corp. as at May 31, 2004 and the consolidated statements of operations and deficit, and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

July 23, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

	MAY 31	AUGUST 31
	2004	2003

ASSETS

Current
Cash and short term deposits	$976,929	$289,750
Accounts receivable	8,662	7,217
Prepaid expenses	37,506	27,241
	1,023,097	324,208

Investment (Note 3)	88,000	-
Capital Assets (Note 4)	36,789	10,082
Mineral Properties (Note 5)	250,345	311,047
Deferred Exploration Expenditures	141,751	381,500

	$1,539,982	$1,026,837

LIABILITIES

Current
Accounts payable	$8,155	$24,304

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	6,501,216	5,071,869

Contributed Surplus	922,120	96,967

Deficit	(5,891,509)	(4,166,303)
	1,531,827	1,002,533

	$1,539,982	$1,026,837

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE	NINE	THREE	NINE
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	MAY 31	MAY 31	MAY 31	MAY 31
	2004	2004	2003	2003

Expenses
Amortization	$3,754	$5,266	$852	$852
Consulting	27,301	41,523	-	-
Corporate finance services	3,025	14,675	17,345	48,297
Interest and foreign exchange	1,079	6,033	8,172	8,320
Investor relations	60,337	126,635	19,214	19,214
Management fees	15,000	45,000	15,000	45,000
Office rent, telephone,
secretarial and sundry	34,453	113,545	33,568	105,097
Professional fees	4,956	26,026	9,970	30,102
Property examination costs	-	-	2,769	6,724
Stock based compensation	-	793,892	-	-
Travel and business promotion	51,752	104,135	24,420	25,921
Transfer agent and regulatory
fees	9,217	29,008	7,699	23,237
Wages and benefits	35,659	63,420	-	-
	246,533	1,369,158	139,009	312,764
Less: Interest income	(6,930)	(8,922)	(592)	(1,371)

Loss Before The Following	239,603	1,360,236	138,417	311,393

Loss On Sale Of Mineral
Properties	-	10,725	-	-
Mineral Property Option
Payments Received In Excess
Of Cost	(632)	(8,216)	-	-
Write Off Of Abandoned Mineral
Properties And Related
Exploration Expenditures	60,531	362,461	-	-

Loss For The Period	299,502	1,725,206	138,417	311,393

Deficit, Beginning Of Period	5,592,007	4,166,303	3,826,553	3,653,577

Deficit, End Of Period	$5,891,509	$5,891,509	$3,964,970	$3,964,970

Basic And Diluted Loss Per
Share	$0.02	$0.10	$0.01	$0.04

Weighted Average Number Of
Shares Outstanding	17,656,726	17,211,200	9,303,564	7,800,559

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE	NINE	THREE	NINE
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	MAY 31	MAY 31	MAY 31	MAY 31
	2004	2004	2003	2003

Cash Flows From Operating Activities
Loss for the period	$(299,502)	$(1,725,206)	$(138,417)	$(311,393)
Add (Deduct): Non-cash items:
Amortization	3,754	5,266	852	852
Stock based compensation	-	793,892	-	-
Loss on sale of mineral properties	-	10,725	-	-
Mineral property option payments
received in excess of costs	(632)	(8,216)	-	-
Write off of abandoned mineral properties
and related exploration expenditures	60,531	362,461	-	-
	(235,849)	(561,078)	(137,565)	(310,541)
Change in non-cash working capital items:
Accounts receivable	1,988	(1,445)	6,602	1,477
Prepaid expenses	6,515	(10,265)	2,270	(12,555)
Accounts payable	(9,342)	(16,149)	(4,437)	(4,728)
	(236,688)	(588,937)	(133,130)	(326,347)
Cash Flows From Investing Activities
Capital assets	(31,973)	(31,973)	(11,362)	(11,362)
Mineral property option payments received	92,921	117,921	-	-
Proceeds on sale of mineral properties	-	54,470	-	-
Mineral properties	(84,068)	(205,259)	(52,033)	(134,126)
Exploration expenditures	42,619	(57,608)	(70,088)	(130,475)
	19,499	(122,449)	(133,483)	(275,963)
Cash Flows From Financing Activities
Issue of share capital	218,845	1,398,565	515,730	931,755
Special warrant subscriptions received	-	-	-	(147,250)
	218,845	1,398,565	515,730	784,505

Increase (Decrease) In Cash And Cash
Equivalents	1,656	687,179	249,117	182,195
Cash And Cash Equivalents, Beginning Of
Period	975,273	289,750	199,683	266,605

Cash And Cash Equivalents, End Of Period	$976,929	$976,929	$448,800	$448,800

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended February 29, 2004, the Company issued 165,000 share purchase warrants with a fair value of $62,043 pursuant to mineral property option agreements.

During the period ended November 30, 2003, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2003, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended August 31, 2003.

2.	a)	NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

b)	SIGNIFICANT ACCOUNTING POLICIES

	i)	Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.

	ii)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iii)	Capital Assets

Capital assets are recorded at cost and are amortized using the declining balance method at a rate of 30% per annum.

		iv)	Financial Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

		v)	Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

		vi)	Future Income Taxes

The Company has adopted CICA Handbook Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

vii)

Loss per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

		viii)	Investments The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		ix)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

		x)	Stock Based Compensation

Effective September 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earning per share as if the fair value method had been adopted. From September 1, 2002 to August 31, 2003, the Company has elected to adopt the intrinsic value-based method for employee awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective September 1, 2003, using the prospective application transitional provision. Therefore, effective September 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

3	INVESTMENT
		2004	2003

	2,750,000 common shares of Otish Mountain Diamond Company, a U.S. public company with a market value of US$1,595,000 at February 29, 2004. These common shares are subject to a hold period and are not freely tradable until December 12, 2004.	$88,000	$-

4	CAPITAL ASSETS
			MAY 31		AUGUST 31
			2004		2003
			ACCUMULATED	NET BOOK	NET BOOK
		COST	AMORTIZATION	VALUE	VALUE

	Computer equipment	$11,862	$4,049	$7,813	$10,082
	Field equipment	31,973	2,997	28,976	-

		$43,835	$7,046	$36,789	$10,082

5	MINERAL PROPERTIES
			MAY 31	AUGUST 31
			2004	2003
	a)	Secret Basin Property, Nevada The Company has acquired a 100% interest in the Secret Basin property located in Nye County, Nevada for U.S. $5,000 and the issuance of 10,000 shares. The Company will issue an additional 60,000 shares upon the project reaching certain development and exploration milestones including positive pre-feasibility and feasibility.	$18,400	$18,400

		Option payment received	(1,492)	(1,492)
		Write down	(16,908)	-
			-	16,908

The Company has granted an option to acquire a 50% interest in its Secret Basin, Nevada property for the following consideration:

-	cash payment of US$1,000;
-	exploration expenditures totalling U.S. $250,000 by June 30, 2004, US$10,000 of which must be expended by April 30, 2004.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)		MAY 31	AUGUST 31
			2004	2003
	a)	Secret Basin Property, Nevada (Continued)

During the period ended February 29, 2004, the Company abandoned its interest in the Secret Basin Property.

	b)	Otish Mountains, Quebec

The Company has acquired a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in nine mineral properties, comprising a total of 766 mineral claims covering 96,957 acres, located in the Otish Mountains region of Quebec. Consideration payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

Total consideration paid	$197,919	$197,919
Option payments received	(121,648)	-
Write down	(76,271)	-
	-	197,919

In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

During the period ended November 30, 2003, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, 1,250,000 common shares of Otish Mountain Diamond Corp. ("OMDC"), and the retention of a 1% net smelter return and gross overriding royalty.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)			MAY 31	AUGUST 31
				2004	2003
	b)	Otish Mountains, Quebec (Continued)

On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company will option a 45% interest on the property to OMDC for consideration of:

		i)	$45,000 of which $25,000 is due upon signing the Letter of Intent (received), and $20,000 (received) is due upon the earlier of receiving geological samples and reports or February 29, 2004;

		ii)	1,500,000 shares of OMDC (received).

	c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

i)
In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

		ii)	On or before September 18, 2003, US$16,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

		iii)	On or before September 18, 2004, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)			MAY 31	AUGUST 31
				2004	2003
	c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada (Continued)

		iv)	On or before September 18, 2005, US$24,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.

		v)	On or before September 18, 2006, US$40,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.

		vi)	On or before September 18, 2007, US$60,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.40 for two years.

In addition, the Company has agreed to pay a finder's fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments paid by the Company, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement.

		During the year ended August 31, 2003, the Company terminated its option in the Gilman Property.

		During the period ended May 31, 2004, the Company entered into a letter of intent to joint venture the Hercules Project.

		Consideration paid to date		$77,306	$49,149
		Option payments received		(13,778)	-
		Write down		(10,796)	(9,526)
				52,732	39,623

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)			MAY 31	AUGUST 31
				2004	2003
	d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the four mineral properties in Nevada. Consideration payable under the option agreement is as follows:

i)
In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.40 for two years. US$5,000 payable due upon signing the agreement and the balance payable by April 23, 2003.

		ii)	On or before January 23, 2004, US$6,000 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

		iii)	On or before January 23, 2005, US$7,500 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

		iv)	On or before January 23, 2006, US$9,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.45 for two years.

		v)	On or before January 23, 2007, US$15,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.50 for two years.

		vi)	On or before January 23, 2008, US$22,500 in cash, US$60,000 in exploration expenditures and warrants to purchase 30,000 shares at $0.55 for two years.

During the period ended November 30, 2003, the Company terminated its options in the Blackrock and Cold Springs Projects.

During the period ended May 31, 2004, the Company entered into a letter of intent to joint venture the Redlich Project.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)			MAY 31	AUGUST 31
				2004	2003
	d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada (Continued)

		Consideration paid to date		$70,424	$56,597
		Option payments received		(15,403)	-
		Write down		(39,618)	-
				15,403	56,597

	e)	Bald Peak Project, Nevada

		The Company has entered into an option agreement for the acquisition of a 100% interest in a mineral project in Mineral County, Nevada. Consideration payable under the option agreement is as follows:

		i)	In connection with signing the agreement, US$7,500 in cash, US$2,000 immediately, and US$5,500 within 15 days.

		ii)	Within 45 days of signing, warrants to purchase 25,000 shares at $0.25 for two years.

		iii)	On or before the earlier of the drilling permit approval date or November 19, 2005, US$10,000 in cash and warrants to purchase 25,000 shares at $0.25 for two years.

		iv)	On or before one year from (iii) above, US$15,000 in cash and warrants to purchase 25,000 shares at $0.30 for two years.

		v)	On or before two years from (iii) above, US$25,000 in cash and warrants to purchase 25,000 shares at $0.35 for two years.

		vi)	On or before three years from (iii) above, US$35,000 in cash and warrants to purchase 25,000 shares at $0.40 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)			MAY 31	AUGUST 31
				2004	2003
	e)	Bald Peak Project, Nevada (Continued)

		vii)	On or before four years from (iii) above, US$50,000 in cash and warrants to purchase 50,000 shares at $0.45 for two years.

		viii)	On or before five years from (iii) above, US$35,000 in cash and warrants to purchase 50,000 shares at $0.50 for two years.

		Consideration paid to date		$24,505	$-

	f)	Red Canyon Property, Nevada

The Company has entered into a mining lease and option to purchase agreement for the lease of a mineral property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

		i)	On signing the agreement, US$26,200 in cash and warrants to purchase 75,000 shares at CDN$0.37 for two years.

		ii)	US$25,000 on or before November 18, 2004

		iii)	US$35,000 on or before November 18, 2005.

		iv)	US$40,000 on or before November 18, 2006.

		v)	US$50,000 on or before November 18, 2007 and 2008.

		vi)	US$75,000 on or before November 18, 2009 through 2012.

		vii)	US$100,000 on or before November 18, 2013 through 2023.

		Consideration paid to date		69,371	-

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)
				MAY 31	AUGUST 31
				2004	2003

	g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada

The Company has entered into a mining lease of four mineral properties in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

		i)	On signing the agreement, US$25,000 in cash (paid).
		ii)	US$25,000 on or before May 27, 2005 and 2006.
		iii)	US$40,000 on or before May 27, 2007 and 2008.
		iv)	US$50,000 on or before May 27, 2009 and 2010.
		v)	US$60,000 on or before May 27, 2011 and 2012.
		vi)	US$70,000 on or before May 27, 2003 and 2014.
		vii)	US$80,000 on or before May 27, 2015 through 2024.

A 2.5% to 5% sliding scale production royalty that is
subject to buy down provisions to 2% is also payable.

		Consideration paid to date		$34,445	$-

	h)	Fuse Property, Nevada

The Company has staked 148 claims in Eureka County, Nevada.

		Staking cost		33,549	-

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)
			MAY 31	AUGUST 31
			2004	2003
	i)	JDW Property, Nevada

		The Company has staked 62 claims in Eureka County, Nevada.

		Staking cost	$13,826	$-

	j)	Ettu Property, Nevada

		The Company has staked 28 claims in Kobeh Valley, Nevada.

		Staking cost	6,514	-
			$250,345	$311,047

6.	SHARE CAPITAL

	a)	Authorized

		100,000,000 common shares without par value

	b)	Issued and Outstanding
			NUMBER
			OF SHARES	CONSIDERATION

		Balance, August 31, 2002	5,121,760	$4,140,114

		Shares issued for cash pursuant to a private placement	3,385,000	750,500
		Shares issued on conversion of special warrants	1,472,500	147,250
		Shares issued on exercise of options	40,000	5,600
		Shares issued on exercise of warrants	281,500	34,155
		Less: Share issue costs	-	(5,750)

		Balance, May 31, 2003 and August 31, 2003	10,300,760	5,071,869

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	b)	Issued and Outstanding (Continued)

			NUMBER
			OF SHARES	CONSIDERATION

		Balance, August 31, 2003	10,300,760	$5,071,869

		Shares issued for cash pursuant to a private placement	4,650,000	782,500
		Shares issued on exercise of options	435,000	72,000
		Stock based compensation	-	30,783
		Shares issued on exercise of warrants	2,964,968	544,064
		Shares issued for commission pursuant to a private
		placement	79,875	-

		Balance, May 31, 2004	18,430,603	$6,501,216

c)	During the three months ended May 31, 2004, the Company issued 691,468 common shares on the exercise of warrants and 210,000 common shares on the exercise of options.

During the six months ended May 31, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the six months ended May 31, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

During the nine months ended May 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

During the six months ended May 31, 2003, the Company completed a private placement of 300,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.26 per share to January 20, 2005.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

6.

SHARE CAPITAL (Continued)

During the six months ended May 31, 2003, the Company completed a private placement of 750,000 units at $0.21 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.28 per share to February 18, 2005.

During the nine months ended May 31, 2003, the Company completed a private placement of 135,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

	d)	Options Outstanding

As at May 31, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

44,000	$ 0.14	December 14, 2006
120,000	$ 0.20	September 16, 2007
556,000	$ 0.27	June 18, 2008
250,000	$ 0.23	November 7, 2008
150,000	$ 0.35	December 8, 2008
1,615,000	$ 0.53	February 9, 2009

A summary of the changes in stock options for the period ended May 31, 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,065,000	0.48
Exercised	(435,000)	(0.18)
Cancelled	(200,000)	(0.30)

Balance, May 31, 2004	2,735,000	$0.42

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants

As at May 31, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

2,069,500	$ 0.27	July 11, 2004
100,000	$ 0.25	October 16, 2004
135,000	$ 0.24	November 8, 2004
300,000	$ 0.26	January 20, 2005
665,000	$ 0.28	February 18, 2005
100,000	$ 0.40	March 13, 2005
1,737,500	$ 0.30	April 8, 2005
50,000	$ 0.25	September 18, 2005
2,883,407	$ 0.20	November 7, 2005
1,250,000	$ 0.23	December 7, 2005
400,000	$ 0.40	December 11, 2005
25,000	$ 0.25	January 9, 2006
15,000	$ 0.40	January 23, 2006
75,000	$ 0.37	February 6, 2006

7.	RELATED PARTY TRANSACTIONS

	a)	During the three months ended May 31, 2004, the Company paid $15,000 (2003 - $15,000) to a company controlled by a director for management of the Company's affairs.

	b)	During the three months ended May 31, 2004, the Company paid $32,080 (2003 - $29,071) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the three months ended May 31, 2004, the Company incurred $3,025 (2003 - $17,345) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	e)	A director and officer of the Company holds a 10% interest in the properties described in Note 5(g).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004
(Unaudited – see Notice to Reader)

8.	SUBSEQUENT EVENTS

	a)	Subsequent to May 31, 2004, the Company issued 3,136,082 common shares for cash proceeds of $794,436.

	b)	Subsequent to May 31, 2004, the Company sold its interest in the Imperial Mine Property (Note 5(c)) for US$50,000.